UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

ADASTRA MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 22, 2005.

The following discussion and analysis should be read in conjunction with the Audited Consolidated Financial Statements of the Company as at October 31, 2005 and 2004 and for the years ended October 31, 2005, 2004, and 2003 and related notes (the “Consolidated Financial Statements”) prepared in accordance with Canadian generally accepted accounting principles. The discussion is based on events that have occurred up to December 22, 2005. Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in United States dollars. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) is available on SEDAR at www.sedar.com.

Board of Directors and Management’s Responsibility

The Consolidated Financial Statements, and all information in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The Board of Directors is responsible for reviewing and approving financial information contained in the annual report, including the management’s discussion and analysis, and overseeing management’s responsibilities for the presentation and preparation of the financial information, maintenance of appropriate internal controls, management and control of major risk areas, and assessment of significant and related party transactions.

The Board of Directors carries out its responsibility for the Consolidated Financial Statements in this annual report principally through its Audit Committee, whose members are all unrelated directors. The Audit Committee reviews the Company’s Consolidated Financial Statements and other information in the annual report, and recommends their approval by the Board of Directors.

Financial information presented elsewhere in the annual report is consistent with the audited Consolidated Financial Statements.

Results of Operations – Year Ended October 31, 2005 Compared to Year Ended October 31, 2004

The Company incurred a net loss for the year ended October 31, 2005 of $2,618,476, or $0.04 per share, compared to a net loss of $4,210,173, or $0.06 per share, in 2004.

Stock-based compensation expense was $1,103,430 in 2005, compared with $3,004,106 in 2004. The year-on-year decrease was due both to fewer options being granted, and to fewer options vesting from grants that had been made in prior years.

Administration expenses in 2005 of $3,000,577 decreased from $5,095,351 in 2004, due mainly to the decrease in stock-based compensation expense noted above. Eliminating the relevant stock-based compensation amount noted above from both years, administration expenses in 2005 totaled $1,897,147, compared to $2,091,245 in 2004. Decreases were noted in investor relations, salaries and wages, and transfer agent costs. These decreases were partly offset by increases in professional fees and regulatory authority filing fees. Future administrative expenses are likely to increase as the Company’s projects progress and the Company grows.

Investor relations costs in 2005 decreased to $297,487 from $326,860 in 2004. This was primarily due to cost savings that resulted from advancing the date of the Company’s annual general meeting (“AGM”) in Toronto to coincide with one of the Company’s major regular investor relations events in that city, and to reductions in other costs associated with the AGM. Investor relations costs are expected to increase in preparation for the further financing that is expected for construction of the Kolwezi Project.

Salaries and wages costs in 2005 decreased to $709,643 from $910,012 in 2004. The decrease was principally due to a higher proportion of salary costs being capitalized to mineral properties and mineral property evaluation costs, which reflected the greater proportion of employees’ time that was utilized on the mining projects in 2005 than in the previous year. In addition, cash bonuses were paid to officers of the Company in 2004, but none was paid during the current year.

Office and administration costs in 2005 decreased to $370,266 from $372,510 in 2004. These costs are expected to increase when the Head Office moves to larger premises in January 2006 to accommodate the additional staff needed as the Company’s activities grow.

Transfer agent charges were $10,151 in 2005, compared with $15,217 in 2004 when there were some one-off costs relating to the Company’s change of name.

Professional fees in 2005 increased to $326,423 from $290,033 in 2004. The increase was attributed to both higher accounting and audit fees, and higher legal expenditures due to the increased regulatory environment and a higher level of general business activity.

Regulatory authority filing fees increased to $144,623 in 2005 from $134,339 in 2004. This increase is due to the higher Ontario Securities Commission and Toronto Stock Exchange ("TSX") fees that resulted from the increase in the Company’s market capitalization. The increase was partly offset by the lower fees that resulted from the reduced number of share issuances during 2005.

The benefit of higher interest rates obtained on cash deposits was more than offset by lower cash balances throughout the year, and, accordingly, interest income decreased to $351,682 in 2005 from $364,569 in 2004.

The Company recorded a foreign exchange gain in 2005 of $30,646, compared to a foreign exchange gain of $521,515 in 2004. The year-on-year decrease in the gain primarily reflects the reduction in the Company’s cash balances held in British pounds and Canadian dollars, the overall strengthening of the US dollar against the British pound in 2005 (compared with a significant weakening in 2004), and a smaller weakening of the US dollar against the Canadian dollar in the current year than in 2004.

The Company’s functional currency is the US dollar. It also maintains bank accounts in Canadian dollars and British pounds, as it incurs expenditures in such currencies on an on-going basis. As at the end of its 2005 financial year, the Company’s reported US$5.60 million cash balance was comprised of balances of approximately US$1.65 million, CDN$2.51 million, and

£1.02 million. At that date, the exchange rates were approximately CDN$1.1771 = US$1.00 = £0.5637. Had the US dollar at that date been 10% lower against both the Canadian dollar and the British pound (i.e. the exchange rates to have been CDN$1.0701 = US$1.00 = £0.5125), then the Company’s reported year end cash figure in US dollars would have been US$5.99 million.

The Company’s main priorities are its current Kolwezi and Kipushi Projects in the Democratic Republic of Congo (“DRC”) and the Angola Licences. In addition, during the last quarter of financial year 2005, the Company’s 99.9% owned subsidiary Roan Prospecting & Mining sprl was awarded the subsurface exploration rights for cobalt and copper under the whole of the Kolwezi Tailings Project licence area. The Company will continue to evaluate new mineral property acquisition opportunities as they arise.

Results of Operations – Year Ended October 31, 2004 Compared to Year Ended October 31, 2003

The Company incurred a net loss for the year ended October 31, 2004 of $4,210,173, or $0.06 per share, compared to a net loss of $3,538,579, or $0.10 per share, in 2003.

Stock-based compensation expense of $3,004,106 in 2004 (2003 - $1,870,310) accounted for the majority of the loss during the year. The expense resulted from the fair value of the granting of stock options during the year, as well as the vesting of options that were granted in fiscal 2003 or earlier. The fair value of these options was, in each case, expensed in accordance with the new standards of the Canadian Institute of Chartered Accountants (“CICA New Standards”), which were adopted during fiscal 2003. The CICA New Standards require that the fair value of all options granted or modified be expensed during the period in which they vest.

Administration expenses in 2004 of $5,095,351 increased from $3,732,468 in 2003, due mainly to the stock-based compensation expense noted above. Eliminating the stock-based compensation amount noted above, administration expenses in 2004 totaled $2,091,245, compared to $1,862,158 in 2003, after the elimination of stock-based compensation for that year. Increases were noted in investor relations, office and administration, regulatory authorities filing fees, and salaries and wages. These increases were partly offset by decreases in professional fees and travel and accommodation expenses.

Investor relations costs in 2004 increased to $326,860, from $196,929 in 2003. The Company has devoted more resources to investor relations in 2004 as its flagship Kolwezi project progresses towards major milestones and as the Company’s institutional shareholder base expands. The increase is also partly due to the recording of a full year of consultancy costs for an external investor relations firm that was engaged in late fiscal 2003. In addition, the Company underwent a rebranding which included the changing of the Company name and the redesign of its external website.

Office and administration costs in 2004 increased to $372,510 from $321,650 in 2003. The increase was mainly the result of higher insurance and rent costs. Insurance premiums have continued to rise as the Company increases in size, while the rise in rent costs is due mainly to weakening of the US dollar against the British pound. Office rent and many of the Company’s other office and administration costs are incurred in British pounds, and so the weakening of the US dollar versus the British pound increased the reported US dollar amounts. The Company’s functional currency is the US dollar. It also maintains bank accounts in Canadian dollars and British pounds as it incurs expenditures in such currencies on an on-going basis. As at the end of its 2004 financial year, the Company’s reported US$16.3 million cash balance was comprised of balances of approximately US$7.1 million, CDN$5.2 million, and £2.7 million. At that date, the exchange rates were approximately CDN$1.2190 = US$1.00 = £0.5426. Were the US dollar at that date to have been 10% lower against both the Canadian dollar and the pound sterling (i.e. the exchange rates to have been CDN$1.1082 = US$1.00 = £0.4933), then the Company’s reported year end cash figure in US dollars would have been US$17.2 million.

Professional fees in 2004 decreased to $290,033, from $372,336 in 2003. This primarily reflected a decrease in accounting costs. In financial year 2003, the Company decided both to expense the 2002 audit fees and to accrue for the 2003 audit fees, thus resulting in effectively a double expense in fiscal 2003. The 2004 balance reflects only the accrual for the costs of the current (2004) year’s audit. The decrease is also due to the 2003 amount having included the one-off costs for a financial model that was constructed for the Company.

Regulatory authorities filing fees in 2004 increased to $134,339, from $15,600 in 2003. This is due mainly to the costs of the Nomad agreement and other on-going AIM costs that came into effect when the Company’s shares were admitted for trading on AIM. This occurred in late September 2003; and as such, only a small portion of these costs was incurred during 2003, compared to a full year charge in 2004. TSX costs also increased, reflecting the Company’s higher market capitalization.

Salaries and wages costs in 2004 increased to $910,012, from $887,739 in 2003. During 2004, acting on the Remuneration Committee’s recommendations, the Board awarded bonuses to, and revised the salaries of, a number of senior employees of the Company. There were no bonus awards in 2003. In addition, UK based Head Office staff are all now paid in British pounds and, as already mentioned, the US dollar weakened against the British pound in 2004, thereby increasing the expense amounts reported in US dollars.

Travel and accommodation costs in 2004 decreased to $22,582, from $33,530 in 2003, consistent with a decrease in the number of non-project related trips compared to the previous year.

Much higher average cash balances during most of the year resulted in an increase in interest income to $364,569 in 2004, compared with $20,672 in 2003. Interest income is expected to be lower in financial year 2005 as cash balances are expected to fall throughout the year, reflecting anticipated expenditures.

Mineral property evaluation costs in 2004 decreased to $906, from $4,021 in 2003, due to further reductions in such activity as the Company continues to focus its efforts on progressing its existing projects.

The Company recorded a foreign exchange gain in 2004 of $521,515, compared to a foreign exchange gain of $171,863 in 2003. The increase in the foreign exchange gain is consistent with the decline in the US dollar against both the British pound and Canadian dollar. The Company completed a prospectus offering at the end of September 2003, a private placement in January 2004, and warrants and options were exercised at various times during the year. The proceeds from these were received and, in part, held in Canadian dollars and British pounds, both of which currencies increased in value in relation to the US dollar in the latter part of the 2003 financial year and over the 2004 financial year. Owing to the large sums of money involved, this caused large foreign exchange gains.

Mineral Property Projects

As at October 31, 2005, amounts capitalized in respect of mineral properties were $21,760,738. The increase, from $12,129,625 as at October 31, 2004, is the result of exploration and development costs incurred during the year. Capitalized mineral property evaluation costs increased to $4,538,897 at October 31, 2005, from $4,397,126 at October 31, 2004, reflecting net costs incurred in relation to the Company’s Kipushi Project.

Kolwezi Project, DRC

Since October 1998, the Company’s subsidiary Congo Mineral Developments Limited (“CMD”) (incorporated in the British Virgin Islands) has signed and/or initialed various agreements with La Générale des Carrières et des Mines (“Gécamines”) and/or the Government of the Democratic Republic of Congo (“GDRC”), governing the terms of the Kolwezi Project (the “Project”). In March 2004, CMD, the GDRC, and Gécamines signed a Contract of Association (“CoA”) governing the Project and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. (“KMT”), the company incorporated earlier that month in the Democratic Republic of Congo to own the mining title to the tailings and develop the Kolwezi Project. In accordance with the CoA, the Tailings Exploitation Rights (“TER”) have been transferred to KMT.

The Company initially owned 82.5% of KMT, with Gécamines and GDRC owing 12.5% and 5.0% respectively. The CoA recognizes the framework agreement entered into by the Company in February 2003 for the International Finance Corporation (“IFC”) and the Industrial Development Corporation of South Africa Limited (“IDC”) to participate in the Project. During fiscal 2005, the IDC and IFC both informed the Company that, subject to certain conditions precedent, they would be exercising options under that framework agreement to acquire interests in KMT and CMD; and on November 1, 2005 the IDC and IFC signed definitive agreements to acquire, respectively, 10% and 7.5% interests in KMT. On completion of these transactions the Company’s interest in KMT will be reduced to 65%, and CMD is scheduled to receive approximately US$12 million in cash as consideration.

Under the CoA, KMT is to pay Gécamines a total of $15,000,000 as consideration for the TER: $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Project. The latter amount is to be provided to KMT by CMD and other participating parties such as the IDC and IFC, based on their pro rata ownership of the Project excluding Gécamines’ and GDRC’s shareholdings. Under the CoA, during each year from the start of production until senior debt and subordinated loans (including all interest thereon) have been fully reimbursed, Gécamines is to receive an annual dividend of the greater of its pro rata dividend entitlement and 2.5% of free cash flow (as defined). Thereafter, Gécamines will be entitled to its pro rata annual dividend entitlement plus, if applicable, an additional dividend reflecting 10% of the excess above $10.00 (adjusted for inflation) of the average price per pound realized for cobalt sold in that year.

CMD and the participating parties are to complete technical and commercial studies of feasibility, carry out an environmental impact study, draw up an environmental management plan, and obtain commitments for financing the Project by November 27, 2007 (a time period of three years and six months from the transfer date of the TER).

During 2005, work continued on the second stage of the Environmental and Social Impact Assessment, and, in May 2005, an Environmental Adjustment Plan (“EAP”) was submitted to the regulatory authorities in the Democratic Republic of Congo (“DRC”). During August 2005, the Company received approval of the EAP from the DRC Ministry of Mines’ Direction chargeé de la Protection de l’Énvironnement Minier (“DPEM”). The letter accompanying the “favourable environmental opinion” noted that the work on the EAP had been very substantial and “particularly diligent”. The approval of the EAP is the official acknowledgement that the proposed development of Kolwezi satisfies the requirements of the DRC Mining Code, and associated regulations, and may proceed.

Much of the necessary feasibility study work has been completed. In particular, the resource is clearly established: as too is the process flowsheet, following a substantial and fully integrated pilot plant programme in 2000 – 2001 and a major programme of scale-up and other testwork and on impurity removal optimisation carried out during financial year 2005.

In November 2004, a joint venture of Murray & Roberts and GRD Minproc completed the first phase of the Definitive Feasibility Study (“DFS”), a scoping study analyzing different production levels. It was concluded that the initial design capacity of the plant should be to produce 5,500 tonnes of cobalt and 30,000 tonnes of copper annually, and work is now underway to complete the DFS on that basis. The DFS, which will estimate capital and operating costs to within +15% and –5% based on these levels is expected to be completed in March 2006.

In parallel with the DFS, negotiations have continued on a long term electricity supply contract for the Project, on long term sales agreements and marketing arrangements for the Project’s output of cobalt and copper, and on preparations for project financing, including the issuing of a Preliminary Information Memorandum to potential lenders to the Kolwezi Project. Capital expenditures to construct the Project are expected to be approximately $325 million, which the Company anticipates financing by way of a combination of project debt and equity interests and/or the issuance of debt and equity interests of the Company.

During 2005, the Company appointed Sullivan & Cromwell to advise on the legal aspects of the financing of the Kolwezi Project, and Aon to advise on the insurance aspects of the project.

During August 2005, the Board of Directors of KMT unanimously resolved that KMT become a signatory of the Extractive Industries Transparency Initiative (“EITI”). The EITI’s objective is improved governance in resource-rich countries, through the full publication and verification of all payments to governments by companies in the oil, gas and mining sectors, and a corresponding publication of all receipts from these natural resource sectors by governments. The DRC Government has endorsed the EITI, and is currently considering how best to implement the initiative. KMT will be the first mining company in the DRC to join the EITI.

The costs to complete the DFS and the ESIA, and to progress the Project to a go-ahead decision, are expected to be funded from the IDC and IFC payments mentioned above and from the Company’s existing resources, including the funds from a Private Placement that was completed after the end of the 2005 financial year. Further funding will, as mentioned, need to be raised if a decision is made to proceed with construction and commercial production.

Kipushi Project, DRC

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gécamines Agreement") with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo (the “Kipushi Project”). During the year ended October 31, 1998, the Company received confirmation from Gécamines that, because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed until a period of up to 12 months after the completion of this definition phase. The Company expects this starting date to occur during 2006.

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi mine, various options for processing the zinc-copper ore, and an examination of the viability of the re-treatment of existing tailings. The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gécamines Agreement does not give the Company any interests in the Kipushi Project. The Company will only acquire interests in the Kipushi Project if satisfactory results are obtained from the feasibility studies, and if satisfactory agreements can be negotiated with Gécamines and the GDRC. The agreement also specifies that the Company and Gécamines will collaborate on exploration and development over the area of certain Gécamines concessions.

On July 17, 2000, the Company entered into an option agreement (the “Option Agreement”) with the Zinc Corporation of South Africa Limited, since renamed Kumba Base Metals Limited (“Kumba”). Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project.

On January 30, 2002, the Company signed, and has since twice amended, a joint venture agreement with Kumba. Under this, Kumba can earn up to 50% of the Company’s interest in the Kipushi Project by incurring $3,500,000 (less already recognized expenditure by Kumba of $300,000) of expenditures on the Project, including the conducting of feasibility studies. Kumba is not obliged to continue with the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi mine have been entered into between the Company, Kumba and Gécamines, security of tenure is achieved via an agreement with Gécamines, and Governmental approval is received. Kumba’s expenditures are required to be over a 28 month period commencing with the completion of these items, which must be no later than October 31, 2006, otherwise the joint venture agreement will terminate.

In fiscal year 2003, the Company and Gécamines agreed that priority should be given to finalising the Kolwezi Contract of Association (“Kolwezi CoA”). Following the execution of the Kolwezi CoA in March 2004, negotiations on the proposed revisions to the Kipushi Framework Agreement were planned to recommence. Meetings were, however, postponed until after the end of fiscal year 2004, pending Gécamines’ detailed review of, and response to, the proposals previously submitted by the Company.

Gécamines’ response was received during the quarter ended January 31, 2005, and, following discussion as to the appropriate way to take the Kipushi Project forward, the Company began a technical and economic reassessment of the project during the quarter ended July 31, 2005. Direct expenditures on the reassessment are being shared equally with Kumba. This reassessment will be followed by negotiations to finalize the revisions to the Gécamines Agreement. Once agreement on the revisions has been reached, and necessary approvals have been obtained from the government of the DRC, the Company expects that a full feasibility study of the project will be undertaken.

Angola Licences

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. (“Endiama”), the Angola state mining company, for properties to be explored and developed with the Company’s wholly owned subsidiary, IDAS Resources N.V. (“IDAS”), a Netherlands Antilles company. These properties are a prospecting licence, which comprises approximately 2,690 km² in the Cuango River floodplain, and an adjacent exploitation licence (“Camutue”), which comprises approximately 246 km². Both licenses are in the Provinces of Luanda-Norte and Malange, Angola.

IDAS had been acquired by the Company in 1998, and under the terms of the share purchase agreement, the vendors retained a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS’ share of income from operations of its then Angola mineral properties. The covered properties include the licence areas mentioned above. “Profits” means the actual and distributable proceeds received by IDAS from the properties, to be calculated based on international generally accepted accounting principles.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. (“Twins”), a company representing private sector Angolan interests. The Heads of Agreement governed the ownership, the structure, and the other obligations of these parties, in the joint venture to be formed to exercise the rights of exploration and exploitation of the two licences in Angola. These included the formation of a new company (“Luminas”) to exercise these rights, in which IDAS was to own 51% of the share capital for the period of time that any loans to Luminas by IDAS remained outstanding. Endiama was to own 38% and Twins 11% of Luminas’ share capital. The financing of the project was to be undertaken by IDAS. Once the loans had been repaid in full, IDAS was to own 49%, Endiama 38% and Twins 13%. IDAS also verbally agreed, and subsequently completed formal drafting of, arrangements with Twins to ensure IDAS’ continued voting control of Luminas. The Heads of Agreement, and a subsequent agreement entered into by the parties in December, 2002, set out the repayment terms of the loans from cash flows, and called for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS was to pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas was to be comprised of five members, three of whom were to be nominated by IDAS. However, IDAS was unable to progress matters further, and the Company believes Endiama has repudiated its contractual obligations. Consequently, the Company filed a legal suit against Endiama in Texas, United States of America in May 2005 citing breach of contract, negligent misrepresentations and other causes of action, and requesting damages including loss of benefits, costs and expenses incurred in connection with IDAS’s efforts to acquire and develop the licences, and professional fees. Although the Company has been advised by counsel that it has a strong case against Endiama, the outcome of litigation can never be predicted with certainty.

Solwezi Property, Zambia

The Company held a prospecting licence, covering approximately 950 km², in the Solwezi District in the Republic of Zambia, adjacent to the border of the DRC near the Kipushi mine. A drilling and exploration programme carried out in financial year 2000 concluded that, although economic grades were not encountered, the mineralization intersected was similar to the Kipushi deposit and could indicate deeper mineralization. As the Company had not incurred any significant expenditures on the property since early in its 2000 fiscal year, it wrote down the property to $1 during the year ended October 31, 2002, in accordance with Canadian generally accepted accounting principles.

In 2004, the Company applied for a renewal of its then expiring licence in relation to a reduced area of 441 km². This was received in October 2005, and is valid until September 30, 2006.

Liquidity and Capital Resources

As at October 31, 2005, the Company had cash and cash equivalents of $5,595,972, compared to $16,264,314 at October 31, 2004. Working capital as at October 31, 2005 was $3,794,668, compared to $15,113,846 at October 31, 2004. The year-on-year decreases in cash and cash equivalents, and in working capital, were the result of the operating activities discussed above, and the investments made in the Company’s various Mineral Property Projects discussed below.

Cash proceeds of $58,317 were received from exercises of stock options during the 2005 financial year. No warrants were exercised during the year. Subsequent to the balance sheet date, the Company completed a Private Placement of 6,000,000 common shares for gross proceeds of CDN$10,200,000.

Total assets at October 31, 2005 were $32,581,947 (2004 - $33,278,894; 2003 - $26,396,636). The decrease in total assets during financial year 2005 is due mainly to cash expenses on administration costs exceeding the amount of interest earned, and minimal cash funding received, during the financial year.

No cash dividends have been declared in any of the three most recently completed financial years.

The Company’s Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern over the long term depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management believes that the Company has the ability to fund planned development activities for financial year 2006 from existing and anticipated cash resources and, if necessary, will be able to raise financing in capital markets or from other third party participants in its projects.

However, management notes that its ability to finance additional exploration, other assessment and development work on its resource properties is contingent on the outcome of such activities, and the availability of financing in capital markets: factors which may be beyond the Company’s control. There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations and commitments. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company’s balance sheets, and insolvency and liquidation, with a total loss to shareholders, could result.

Tabular Disclosure of Contractual Obligations

The Company is committed to payments under a number of operating leases for various office premises and other accommodation through to March 2008. The following table lists as of October 31, 2005 information with respect to the Company’s known contractual obligations.

In addition to the above, once all financing arrangements for the Kolwezi Tailings Project to proceed with construction have been completed, and based on their pro rata ownership of the Project (excluding Gécamines and the GDRC), CMD and any other participating parties are committed to pay to Gécamines the $10,000,000 balance of the consideration for the TER. (The initial $5,000,000 of the $15,000,000 total was paid during the 2004 financial year following the transfer of the TER to KMT).

The Company has not accrued debts, aggregating approximately $246,000, claimed by certain former shareholders of IDAS, a subsidiary of the Company acquired in 1998, as the Company has not been able to verify the debts. There remain 13,078 common shares of the Company held in escrow for the same reason.

Critical Accounting Estimates

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties and mineral property projects until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties or projects are abandoned, the related capitalized costs are expensed. On an ongoing basis, the Company evaluates each property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

The Company reviews its mineral properties and mineral property evaluation costs for impairment based on results to date and when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for mineral properties and mineral property evaluation costs represent the Company’s assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known. There are currently no known events that are believed to impact the Company’s current assessment.

The Company expenses all stock based payments using the fair value method. Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options. Such estimates affect the fair value determined by the option pricing model.

The amounts that the Company records for future income tax assets and liabilities are based on various judgments, assumptions, and estimates. These include the tax rates and laws that will apply when the temporary differences reverse, and the likelihood that the Company will generate sufficient taxable income to utilize non-capital loss carry-forwards prior to their expiration. Owing to the numerous variables associated with such judgments, assumptions and estimates, and the effects of changes in circumstances on these valuations, the precision and reliability of the resulting estimates are subject to substantial uncertainties and may change significantly as additional information becomes known. There are currently no known events that are believed to impact the Company’s current assessment.

Changes in Accounting Policies including initial Adoption

During the year ended October 31, 2005, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3110 “Asset Retirement Obligations”. The adoption of this accounting policy had no effect on the consolidated financial statements; and there have been no other changes in accounting policies that affect the October 31, 2005, consolidated financial statements.

Outstanding Share Data

The Company has authorized an unlimited number of common shares without par value. Issued and outstanding shares as at October 31, 2005, were 70,940,022 (2004 – 70,735,925) for a book value of $67,348,642 (2003 – $67,069,511). The Company also had a total of 1,690,122 (2004 – 1,679,656) share purchase warrants outstanding at October 31, 2005. All the warrants have an exercise price of CDN$0.75 per share and an expiry date in February 2008. A total of 1,183,079 (2004 – 1,175,755) share purchase warrants were vested as at October 31, 2005. In addition, as at October 31, 2005, the Company had 7,991,209 (2004 – 6,126,000) share options outstanding, with a weighted average exercise price of CDN$1.42 (2004 - CDN$1.46) per share, and a weighted average remaining life of 3.53 years (2004 – 3.80 years). The weighted average exercise price of the 6,025,401 (2004 – 3,961,000) options that were vested at October 31, 2005, was CDN$1.50 (2004 – CDN$1.30).

Related Party Transactions

During the year ended October 31, 2005, the Company has paid or accrued an aggregate of $148,090 (2004 - $153,643; 2003 - $90,621) for legal services to law firms in which a director of the Company was a partner during the year. In addition, the Company has paid $3,000 (2004 - $3,000; 2003 - nil) for consulting services to a non-executive director, and $9,860 (2004 - $5,607; 2003 - nil) for consulting services and travel expenses to companies in which a director has an interest or of which he is a director.

Financial Instruments

The carrying amounts of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values because of the short term to maturity of those instruments.

Trend Information

The Company is a natural resource company engaged in the acquisition, exploration and development of precious stones and precious and base metal mineral properties. The Company is in the process of exploring and evaluating its mineral properties and projects, and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. Consequently, there is no production, sales, or inventory in the conventional sense. The Company’s financial success will be dependent upon the extent to which it can discover mineralization, and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company’s control such as the market value of the metals or precious stones produced.

The Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

General Risk Factors

The Company is exposed to a number of general risks that could impact its assets and liabilities, financial position, and future prospects. Some risks are substantially outside the control of the

Company. These include:

•	Changes in the general economic outlook may have an impact on the Company and its level of exploration and development activities. Such changes include:
•	adverse changes in cobalt, copper, zinc and diamond prices, and in exchange rates, reducing the economic viability of projects.
•

adverse changes in governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment, remittability of foreign currency, and the importing and exporting of minerals.

•	weakness of the equity and share markets in Canada, the UK, and throughout the world.
•	Failure of counterparties to meet their obligations under sales contracts or joint venture agreements.
•	Civil unrest and armed conflicts, which have previously existed in the DRC and Angola.

Exploration and Development Risk Factors

Mineral exploration and development involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s exploration and development activities will result in the establishing of commercial bodies of ore or minerals. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programmes, which may be affected by a number of factors. These include:

•

The Angolan and Zambian resource properties in which the Company has an interest are in the exploration stages only, and are without a known body of commercial ore or minerals. Endiama has repudiated its obligations under the agreements with the Company regarding the Angolan interests.

•

Development of the Company’s resource properties will only follow upon obtaining satisfactory results of property assessments. These assessments include the particular attributes of the mineral deposit (including, the quantity and quality of the ores, and the proximity to, or cost to develop, infrastructure for extraction); the cost of finance; mineral prices; and the competitive nature of the industry.

•

The economic feasibility of any individual project is based upon estimates of inter alia mineral reserves, recovery rates, production rates, capital and operating costs, and future mineral prices. Such estimates are based largely upon the interpretation of geological data and feasibility studies. It is possible that actual operating costs and economic returns may differ materially from those contained in feasibility studies.

•	The joint venture agreement on the Angolan project is subject to the ratification and approval of the Angolan Council of Ministers.
•

The agreement with Gécamines does not give the Company any interest in the Kipushi Project. The Company will only acquire an interest in the Kipushi Project if satisfactory agreements can be negotiated with Gécamines and the GDRC.

•

The Company’s mineral operations are located in emerging nations, and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments would be affected by changing economic, regulatory and political situations in Angola and the DRC.

Financing Risk Factors

Substantial expenditures are required to establish reserves, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture and option agreements to fund its exploration and evaluation and development activities. There can be no assurance that adequate funding will be available for these purposes when required.

The effects of all of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

Outlook

The Company’s focus is on the evaluation of its existing Mineral Property Projects in the DRC and Angola. Subject to satisfactory exploration and feasibility results and the availability of the required financing on acceptable terms, the Company intends then to develop the Mineral Property Projects.

Specifically, the Company intends to:

•

complete a Definitive Feasibility Study including, inter alia, an Environmental and Social Impact Assessment on the Kolwezi Project, and progress negotiations with project financiers, engineering contractors, product off-takers and risk insurers, with the aim of being in a position to decide in the last quarter of Financial Year 2006 whether to proceed with construction;

•	negotiate, in association with Kumba, the necessary modifications to the framework agreement with Gécamines, and secure tenure with regard to the Kipushi Project;
•	through its joint venture with Kumba, conduct a feasibility study on a phased project for the Kipushi Project;
•

if Endiama remedies its repudiation of the agreements with IDAS, incorporate Luminas to commence evaluation of the Camutue exploitation licence and exploration of the Cuango River Floodplain prospecting licence at the earliest opportunity; failing which, continue to seek legal redress for such repudiation;

•	continue to evaluate new mineral property acquisition opportunities as they arise;
•	finance these activities through a combination of existing resources, debt or additional equity financings of the Company, and/or project debt or equity financings.

Actual results in the future may differ materially from our present assessment of the Company’s position because future events and circumstances may not occur as expected.

Evaluation of Disclosure Controls

Management evaluated the effectiveness of the Company’s disclosure controls and procedures as of October 31, 2005, and concluded that, as of that date, the Company’s disclosure controls and procedures were effective.

Cautionary Note Regarding Forward-Looking Statements

This management’s discussion and analysis contains forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties.

Selected quarterly information and fourth quarter

			2005					2004
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total

Administration costs	$ 901,893	$ 894,322	$ 397,080	$ 807,282	$ 3,000,577	$ 867,828	$ 2,321,152	$ 973,368	$ 933,003	$ 5,095,351

Interest income	$ 110,172	$ 99,126	$ 81,339	$ 61,045	$ 351,682	$ 51,962	$ 111,048	$ 99,765	$ 101,794	$ 364,569

Other income	$ -	$ -	$ -	$ 288	$ 288	$ -	$ -	$ -	$ -	$ -

Mineral property evaluation costs	$ -	$ 43	$ 79	$ 393	$ 515	$ 731	$ -	$ 38	$ 137	$ 906

Foreign exchange loss (gain)	$ (49,904)	$ 12,044	$ 169,954	$ (162,740)	$ (30,646)	$ (102,716)	$ 255,687	$ (272,468)	$ (402,018)	$ (521,515)

Loss for period	$ 741,817	$ 807,283	$ 485,774	$ 583,602	$ 2,618,476	$ 713,881	$ 2,465,791	$ 601,173	$ 429,328	$ 4,210,173

Basic and diluted loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.04	$ 0.01	$ 0.04	$ 0.01	$ 0.01	$ 0.06

The principal factors underlying the variations in these quarterly results are the timing of the granting of options, and exchange rate fluctuations (particularly in the value of the US dollar against the Canadian dollar and British pound). In addition, the Company made relatively large options grants in the second quarter of the financial year 2004. There were no notable unusual events or items in the fourth quarters of 2005 and 2004 that affected the Company’s results of operations for the respective quarters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date	January 30, 2006
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director